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                                                                  EXHIBIT (a)(9)

[EXTENDICARE LOGO]                                                  NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE
                                                                OCTOBER 29, 1997

               EXTENDICARE EXTENDS ARBOR HEALTH CARE TENDER OFFER

MARKHAM, ONTARIO -- Extendicare Inc. (TSE/ME stock symbols: EXE, EXE.A; NYSE stock symbol: EXE.A) announced today that its indirect wholly-owned subsidiary, AHC Acquisition Corp., is extending its offer to purchase all outstanding shares of common stock of Arbor Health Care Company (NASDAQ: AHCC) for $45.00 per share until 12:00 Midnight EST, Tuesday, November 25, 1997, unless further extended in accordance with the related Offer to Purchase. The offer was previously scheduled to expire on October 31, 1997. The terms of the extended offer otherwise remain the same as those of the original offer as set forth in the offering materials filed with the Securities and Exchange Commission on October 3, 1997.

The offer is being extended in order to allow additional time for Extendicare to obtain required approval from the Ohio State Board of Pharmacy and from the West Virginia Health Care Authority of the change of ownership of Arbor. The Ohio Board has given its verbal approval and written confirmation is expected within the next few days. The West Virginia Health Care Authority has informed Extendicare that it will consider the application on Wednesday, November 19, 1997 and that a decision should be expected on Friday, November 21, 1997. Although there can be no assurance that the West Virginia Health Care Authority will provide the required approval, Extendicare and Arbor have no reason to believe that such approval will not be received. Extendicare and Arbor have received all other necessary state and federal regulatory approvals, with early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having been granted by the Federal Trade Commission. The Agreement and Plan of Merger, dated as of September 29, 1997, by and among Extendicare, AHC Acquisition and Arbor, requires the expiration date of the tender offer to be extended until the earlier of two business days after the date that all such regulatory approvals have been obtained and 35 days after the initial scheduled expiration date. Accordingly, the expiration date is being extended to November 25, 1997.

According to IBJ Schroder Bank & Trust Company, the depositary for the tender offer, as of the close of business on October 28, 1997, 2,105,121 shares of Arbor common stock have been validly tendered and not withdrawn pursuant to the tender offer, none of which shares were tendered pursuant to a notice of guaranteed delivery.

The Information Agent for the tender offer is MacKenzie Partners, Inc. and questions about the tender offer may be addressed to them at 1-800-322-2885. The Dealer Manager for the tender offer is Bear, Stearns & Co., Inc. and questions may be addressed to it at 1-888-281-1220.

For further information contact:

Barry L. Stephens                Telephone:  905-470-5579
Senior Vice-President, Finance   Fax:        905-470-4003

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